Via EDGAR Transmission and Email

February 9, 2015

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anne Nguyen Parker, Assistant Director

Re:	Zero Gravity Solutions, Inc.

Amendment No. 1 to Form 10-12G

Filed January 28, 2015

File No. 000-55345

Ladies and Gentlemen:

On behalf of Zero Gravity Solutions, Inc. (the “Company” or the “Registrant”), we are writing to respond to the comments raised in the letter, dated February 5, 2015, from the Securities and Exchange Commission regarding the Company’s Amendment No. 1 to its Registration Statement on Form 10 filed with the Commission on January 28, 2018 (the “Registration Statement”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. In response to your comments, the Company has amended the Registration Statement, as appropriate, and filed the amended Registration Statement with the Commission. Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

General

Comment 1.	Please note the age of financial statements requirement of Rule 8-08(b) of Regulation S-X should your filing not become effective on or before February 14, 2015 and update your filing as appropriate.

Response:	Per discussion with the Staff, the Company will file the required updated financial statement information on Form 10-K as required under Regulation S-X.

Item 1. Business, page 4

Comment 2.	We note your added disclosure on page 29 in response to prior comment 20, regarding your estimate that your current capital will be sufficient to cover your operating costs through the end of May 2015 and that you anticipate the need to raise an additional $2 million. Please provide similar disclosure in this Business section and in your Liquidity and Capital Resources sections.

Response:	In response to your comment, the Company has revised the “Business” and “Liquidity and Capital Resources” sections of the Registration Statement to include the following disclosure:

“Management is currently assessing numerous financing options; however, the Company believes that it will have to raise an additional $2,000,000 to fund our operations through the end of 2015.”

Please see pages 4 and 28 of the Registration Statement.

BAM-FX Trials, page 6

Comment 3.	We note your response to our prior comment 6. The first time you mention Agribiotech, please clarify your relationship with this entity.

Response:	In response to your comment, the Company notes that its relationship with Agribiotech is explained in detail in the “Sales and Distribution Strategy” section of the Registration Statement and has added the following disclosure immediately after the first mention of Agribiotech on page 14 of the Registration Statement to direct the reader to this explanation:

“…tomato with Agribiotech (the Company’s Master/Dealer for Mexico and certain South American locations, as described further in the “Sales and Distribution Strategy” section of this Registration Statement.)”

Comment 4.	We note your response to our prior comment 7 and reissue in part. Please disclose in further detail what is meant by:

•	“earlier sprout emergence and greater vegetative growth, as measured by leaf and stem biomass;” and

•	“BAM-FX was found to accelerate plant development.”

Response:	In response to your comment, the Company has revised the “Potato Plant Development Testing” subsection of the “BAM-FX Trials” section of the Registration Statement to include further detail on each item as requested. Please see page 9 of the Registration Statement.

Intellectual Property, page 22

Comment 5.	We note your response to our prior comment 14 and your disclosure that you have only pending patent applications and no patents granted at this time. Please revise your disclosure on pages 5 and 35 where you state that Mr. Kennedy “assigned patents and technology” to you.

Response:	In response to your comment, the Company has revised the applicable disclosures to read that Mr. Kennedy “assigned patents applications and technology” as requested. Please see pages 5 and 35 of the Registration Statement.

If you have any questions relating to any of the foregoing, please contact the Company’s legal counsel, Peter J. Gennuso, at (212) 908-3958.

Respectfully,

/s/ Harvey Kaye

Harvey Kaye

cc:

Peter J. Gennuso